UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CHEWY, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Titles of Class of Securities)

16679L109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON BC Partners Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 298,863,356(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 298,863,356(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,863,356(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.2%(2)
12	TYPE OF REPORTING PERSON OO (Limited Company)

(1)	Includes 298,863,356 shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.
(2)

Calculated based upon 132,913,046 shares of Class A Common Stock outstanding as of January 28, 2024, as provided by the Issuer, as increased by 298,863,356 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

1	NAME OF REPORTING PERSON CIE Management IX Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 298,863,356(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 298,863,356(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,863,356(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.2%(2)
12	TYPE OF REPORTING PERSON OO (Limited Company)

(1)	Includes 298,863,356 shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.
(2)

Calculated based upon 132,913,046 shares of Class A Common Stock outstanding as of January 28, 2024, as provided by the Issuer, as increased by 298,863,356 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

1	NAME OF REPORTING PERSON Argos Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 298,863,356(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 298,863,356(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,863,356(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.2%(2)
12	TYPE OF REPORTING PERSON HC

(1)	Includes 298,863,356 shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.
(2)

Calculated based upon 132,913,046 shares of Class A Common Stock outstanding as of January 28, 2024, as provided by the Issuer, as increased by 298,863,356 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

1	NAME OF REPORTING PERSON Argos Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 298,863,356(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 298,863,356(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,863,356(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.2%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Includes 298,863,356 shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.
(2)

Calculated based upon 132,913,046 shares of Class A Common Stock outstanding as of January 28, 2024, as provided by the Issuer, as increased by 298,863,356 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

1	NAME OF REPORTING PERSON Citrus Intermediate Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 298,863,356(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 298,863,356(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,863,356(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.2%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Includes 298,863,356 shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.
(2)

Calculated based upon 132,913,046 shares of Class A Common Stock outstanding as of January 28, 2024, as provided by the Issuer, as increased by 298,863,356 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

Item 1(a).	Name of Issuer:

Chewy, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1855 Griffin Road, Suite B-428

Dania Beach, Florida 33004

Item 2(a).	Name of Persons Filing:

This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i)	BC Partners Holdings Limited

(ii)	CIE Management IX Limited

(iii)	Argos Holdings GP LLC

(iv)	Argos Holdings L.P.

(v)	Citrus Intermediate Holdings L.P.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

650 Madison Avenue

New York, New York 10022

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common stock, $0.01 par value per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

16679L109

Item 3.

Not applicable.

Item 4.	Ownership:

(a)-(c)

All ownership percentages reported herein are based upon 132,913,046 shares of Class A Common Stock outstanding as of January 28, 2024, as provided by the Issuer, as increased by 298,863,356 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis. Based on these calculations, the Reporting Persons each may be deemed to beneficially own 69.2% of the Issuer’s outstanding Class A Common Stock. The reported amounts and percentages beneficially owned by the Reporting Persons give effect to a block sale of 12,325,000 shares on January 9, 2024.

Argos Holdings GP LLC (“GP LLC”) is the general partner of Argos Holdings L.P. (“Argos”). Argos is the sole common equity holder of Citrus Intermediate Holdings L.P. (“Citrus”), which indirectly is the sole equity holder of Citrus Intermediate Topco LLC and Buddy Chester Sub LLC, the direct holders of the reported securities. GP LLC is the general partner of Citrus. CIE Management IX Limited controls a majority of the equity interests of GP LLC and has the power to appoint members to the board of directors of GP LLC who may exercise majority voting power at meetings of the board of directors of GP LLC. BC Partners Holdings Limited is the controlling shareholder of CIE Management IX Limited. Pursuant to Rule 13d-1 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Percent of Class:

See responses to Item 11 on each cover page.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 12, 2024

BC PARTNERS HOLDINGS LIMITED

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Authorized Signatory

By:	/s/ Karen Jamieson
Name:	Karen Jamieson
Title:	Authorized Signatory

CIE MANAGEMENT IX LIMITED

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Authorized Signatory

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Authorized Signatory

ARGOS HOLDINGS GP LLC

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Authorized Signatory

ARGOS HOLDINGS L.P.

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Authorized Signatory

CITRUS INTERMEDIATE HOLDINGS L.P.

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Authorized Signatory